Exhibit 99.(d)(7)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

ING EQUITY TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class B	Class C	Class I	Class O	Class R	Class R6	Class W

Voya Real Estate Fund Term for Classes A, B, C, I, O, R and W Expires October 1, 2015 Initial Term for Class R6 Expires October 1, 2015	1.35%	2.10%	2.10%	1.00%	1.35%	1.60%	0.86%	1.10%

/s/ HE
HE

Effective Date: June 30, 2014 to reflect addition of Class R6 shares for Voya Real Estate Fund.

*                 This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.